Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2022.

As at 30.06.22
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,531

£m
Group equity
Called up share capital and share premium	4,508
Other equity instruments	12,357
Other reserves	(218)
Retained earnings	52,980
Total equity excluding non-controlling interests	69,627
Non-controlling interests	969
Total equity	70,596
Group indebtedness
Subordinated liabilities	11,871
Debt securities in issue	115,906
Total indebtedness	127,777
Total capitalisation and indebtedness	198,373
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,463
Performance guarantees, acceptances and endorsements	5,877
Total contingent liabilities	32,926
Documentary credits and other short-term trade related transactions	1,888
Standby facilities, credit lines and other commitments	396,038
Total commitments	397,926

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